Exhibit 99.1

November 28, 2007

THE MANAGER
COMPANY ANNOUNCEMENT OFFICE
THE AUSTRALIAN STOCK EXCHANGE LIMITED

4 Pages in Total

Dear Sir

ANNUAL GENERAL MEETING: NOVEMBER 28, 2007
CHEMGENEX PHARMACEUTICALS LIMITED

As required by section 251AA(2) of the Corporations Act and Listing rules 3.13.1 and 3.13.2 the following statistics are provided in respect to each motion on the agenda.
In respect to each motion the total number of votes exercisable by all validly appointed proxies was:- 51,307,821

RESOLUTION 1 – Adoption of Remuneration Report.

☒	Votes where the proxy directed to vote ‘for’ the motion	45,400,644
☐	Votes where the proxy was directed to vote ‘against’ the motion	4,801,355
☐	Votes where the proxy may exercise a discretion how to vote	920,755

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was		185,067

The results of voting on the motion is as follows:
The motion was carried on a show of hands as an ordinary resolution.

RESOLUTION 2 – Election of George Morstyn

☒	Votes where the proxy directed to vote ‘for’ the motion	50,387,215
☐	Votes where the proxy was directed to vote ‘against’ the motion	3,414
☐	Votes where the proxy may exercise a discretion how to vote	903,595

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was		13,597

The results of voting on the motion is as follows:
The motion was carried on a show of hands as an ordinary resolution.

RESOLUTION 3 – Election of Daniel Janney

☒	Votes where the proxy directed to vote ‘for’ the motion	50,382,290
☐	Votes where the proxy was directed to vote ‘against’ the motion	3,474
☐	Votes where the proxy may exercise a discretion how to vote	903,595

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was		18,462

The results of voting on the motion is as follows:
The motion was carried on a show of hands as an ordinary resolution.

RESOLUTION 4 – Election of Geoffrey Brooke

☒	Votes where the proxy directed to vote ‘for’ the motion	50,385,255
☐	Votes where the proxy was directed to vote ‘against’ the motion	4,414
☐	Votes where the proxy may exercise a discretion how to vote	903,595

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was		14,557

The results of voting on the motion is as follows:
The motion was carried on a show of hands as an ordinary resolution.

PO Box 1069, Grovedale Victoria 3216, Australia Telephone: +61 3 5227 2752 Facsimile: +61 3 5227 1322
Email: chemgenex@chemgenex.com  ABN 79 000 248 304

RESOLUTION 5 – Re-election of Elmar Schnee

☒	Votes where the proxy directed to vote ‘for’ the motion	50,236,455
☐	Votes where the proxy was directed to vote ‘against’ the motion	148,349
☐	Votes where the proxy may exercise a discretion how to vote	903,595

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was		19,422

The results of voting on the motion is as follows:
The motion was carried on a show of hands as an ordinary resolution.

RESOLUTION 6 – Equal Capital Reduction and In Specie Distribution

☒	Votes where the proxy directed to vote ‘for’ the motion	50,149,916
☐	Votes where the proxy was directed to vote ‘against’ the motion	142,249
☐	Votes where the proxy may exercise a discretion how to vote	983,625

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was		32,031

The results of voting on the motion is as follows:
The motion was carried on a show of hands as an ordinary resolution.

RESOLUTION 7 – Re-approval of Employee Share Option Plan

☒	Votes where the proxy directed to vote ‘for’ the motion	27,861,888
☐	Votes where the proxy was directed to vote ‘against’ the motion	1,324,639
☐	Votes where the proxy may exercise a discretion how to vote	58,829

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was		22,062,465

The results of voting on the motion is as follows:
The motion was carried on a show of hands as an ordinary resolution.

PO Box 1069, Grovedale Victoria 3216, Australia Telephone: +61 3 5227 2752 Facsimile: +61 3 5227 1322
Email: chemgenex@chemgenex.com  ABN 79 000 248 304

RESOLUTION 8 – Approval to Grant Options to Dr Greg Collier

☒	Votes where the proxy directed to vote ‘for’ the motion	33,920,400
☐	Votes where the proxy was directed to vote ‘against’ the motion	16,415,799
☐	Votes where the proxy may exercise a discretion how to vote	916,404

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was		55,218

The results of voting on the motion is as follows:
The motion was carried on a show of hands as an ordinary resolution.

RESOLUTION 9 – Approval to Grant Options to Dr Dennis Brown

☒	Votes where the proxy directed to vote ‘for’ the motion	29,408,821
☐	Votes where the proxy was directed to vote ‘against’ the motion	16,415,799
☐	Votes where the proxy may exercise a discretion how to vote	914,404

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was		4,568,797

The results of voting on the motion is as follows:
The motion was carried on a show of hands as an ordinary resolution.

RESOLUTION 10 – Election of Ratification and Approval of Previous Allotment of ChemGenex Shares and Granting of Options

☒	Votes where the proxy directed to vote ‘for’ the motion	28,829,955
☐	Votes where the proxy was directed to vote ‘against’ the motion	335,095
☐	Votes where the proxy may exercise a discretion how to vote	699,904

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was		21,442,867

The results of voting on the motion is as follows:
The motion was carried on a show of hands as an ordinary resolution.

Dated this 28th day of November 2007

E. P. Merrigan
Company Secretary

PO Box 1069, Grovedale Victoria 3216, Australia Telephone: +61 3 5227 2752 Facsimile: +61 3 5227 1322
Email: chemgenex@chemgenex.com  ABN 79 000 248 304